UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Frank’s International N.V.

(Name of Issuer)

Common Stock, par value €0.01 per share

(Title of Class of Securities)

N33462 107

(CUSIP Number)

Alejandro Cestero

10260 Westheimer Rd., Suite 700

Houston, Texas 77042

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. N33462 107

1.	Names Of Reporting Persons. Mosing Holdings, Inc.
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 52,976,000*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 52,976,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,976,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.5%*
14.	Type of Reporting Person (See Instructions) CO

*	Calculated in the manner set forth in Item 5 as if the Preferred Stock converted into Common Stock.

CUSIP No. N33462 107

1.	Names Of Reporting Persons. Donald Keith Mosing Family Partnership, Ltd.
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,500,720*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,500,720*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,500,720*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.0%*
14.	Type of Reporting Person (See Instructions) PN

*	Calculated in the manner set forth in Item 5 as if the Preferred Stock converted into Common Stock.

CUSIP No. N33462 107

1.	Names Of Reporting Persons. The Steven Brent Mosing Family, L.L.C.
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Louisiana
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,918,667*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,918,667*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,918,667*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.8%*
14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

*	Calculated in the manner set forth in Item 5 as if the Preferred Stock converted into Common Stock.

CUSIP No. N33462 107

1.	Names Of Reporting Persons. The Michael Frank Mosing Family, L.L.C.
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Louisiana
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,918,667*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,918,667*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,918,667*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.8%*
14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

*	Calculated in the manner set forth in Item 5 as if the Preferred Stock converted into Common Stock.

CUSIP No. N33462 107

1.	Names Of Reporting Persons. The Kirkland D. Mosing Family, L.L.C.
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Louisiana
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,224,888*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,224,888*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,224,888*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.4%*
14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

*	Calculated in the manner set forth in Item 5 as if the Preferred Stock converted into Common Stock.

CUSIP No. N33462 107

1.	Names Of Reporting Persons. G. Stanton Investments, LP
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,918,667*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,918,667*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,918,667*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.8%*
14.	Type of Reporting Person (See Instructions) PN

*	Calculated in the manner set forth in Item 5 as if the Preferred Stock converted into Common Stock.

CUSIP No. N33462 107

1.	Names Of Reporting Persons. WBM Partnership, LP
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,918,667*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,918,667*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,918,667*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.8%*
14.	Type of Reporting Person (See Instructions) PN

*	Calculated in the manner set forth in Item 5 as if the Preferred Stock converted into Common Stock.

CUSIP No. N33462 107

1.	Names Of Reporting Persons. Lori Mosing Thomas Family, L.L.C.
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Louisiana
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,224,888*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,224,888*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,224,888*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.4%*
14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

*	Calculated in the manner set forth in Item 5 as if the Preferred Stock converted into Common Stock.

CUSIP No. N33462 107

1.	Names Of Reporting Persons. JLM Partners, Ltd.
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,918,667*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,918,667*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,918,667*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.8%*
14.	Type of Reporting Person (See Instructions) PN

*	Calculated in the manner set forth in Item 5 as if the Preferred Stock converted into Common Stock.

CUSIP No. N33462 107

1.	Names Of Reporting Persons. The Kendall G. Mosing Family, L.L.C.
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Louisiana
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,224,888*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,224,888*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,224,888*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.4%*
14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

*	Calculated in the manner set forth in Item 5 as if the Preferred Stock converted into Common Stock.

CUSIP No. N33462 107

1.	Names Of Reporting Persons. Miller Ginsoma Holdings, Ltd.
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,918,667*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,918,667*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,918,667*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.8%*
14.	Type of Reporting Person (See Instructions) PN

*	Calculated in the manner set forth in Item 5 as if the Preferred Stock converted into Common Stock.

CUSIP No. N33462 107

1.	Names Of Reporting Persons. Donald Keith Mosing Revocable Trust
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,500,720*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,500,720*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,500,720*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.0%*
14.	Type of Reporting Person (See Instructions) OO – Trust

*	Calculated in the manner set forth in Item 5 as if the Preferred Stock converted into Common Stock.

CUSIP No. N33462 107

1.	Names Of Reporting Persons. Stanton GP, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,918,667*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,918,667*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,918,667*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.8%*
14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

*	Calculated in the manner set forth in Item 5 as if the Preferred Stock converted into Common Stock.

CUSIP No. N33462 107

1.	Names Of Reporting Persons. Bradford’s GP, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,918,667*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,918,667*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,918,667*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.8%*
14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

CUSIP No. N33462 107

1.	Names Of Reporting Persons. 4401 JM GP, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,918,667*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,918,667*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,918,667*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.8%*
14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

*	Calculated in the manner set forth in Item 5 as if the Preferred Stock converted into Common Stock.

CUSIP No. N33462 107

1.	Names Of Reporting Persons. Miller Ginsoma GP, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,918,667*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,918,667*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,918,667*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.8%*
14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

*	Calculated in the manner set forth in Item 5 as if the Preferred Stock converted into Common Stock.

CUSIP No. N33462 107

1.	Names Of Reporting Persons. Bryceton G. Thomas Trust
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Louisiana
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,224,888*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,224,888*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,224,888*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.4%*
14.	Type of Reporting Person (See Instructions) OO – Trust

*	Calculated in the manner set forth in Item 5 as if the Preferred Stock converted into Common Stock.

CUSIP No. N33462 107

1.	Names Of Reporting Persons. Donald Keith Mosing
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 173,007,594*
	9.	Sole Dispositive Power 816,339*
	10.	Shared Dispositive Power 63,592,768*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 173,007,594*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 83.1%*
14.	Type of Reporting Person (See Instructions) IN

*	Calculated in the manner set forth in Item 5 as if the Preferred Stock converted into Common Stock.

CUSIP No. N33462 107

1.	Names Of Reporting Persons. Steven Brent Mosing
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 62,895,511*
	9.	Sole Dispositive Power 844*
	10.	Shared Dispositive Power 62,894,667*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 62,895,511*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.2%*
14.	Type of Reporting Person (See Instructions) IN

*	Calculated in the manner set forth in Item 5 as if the Preferred Stock converted into Common Stock.

CUSIP No. N33462 107

1.	Names Of Reporting Persons. Kirkland D. Mosing
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 66,216,930*
	9.	Sole Dispositive Power 1,042*
	10.	Shared Dispositive Power 66,215,888*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,216,930*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 31.8%*
14.	Type of Reporting Person (See Instructions) IN

*	Calculated in the manner set forth in Item 5 as if the Preferred Stock converted into Common Stock.

CUSIP No. N33462 107

1.	Names Of Reporting Persons. Donald E. Mosing
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 50,000*
	9.	Sole Dispositive Power 50,000*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%*
14.	Type of Reporting Person (See Instructions) IN

*	Calculated in the manner set forth in Item 5 as if the Preferred Stock converted into Common Stock.

CUSIP No. N33462 107

1.	Names Of Reporting Persons. William Bradford Mosing
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,928,667*
	9.	Sole Dispositive Power 10,000*
	10.	Shared Dispositive Power 9,918,667*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,928,667*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.8%*
14.	Type of Reporting Person (See Instructions) IN

*	Calculated in the manner set forth in Item 5 as if the Preferred Stock converted into Common Stock.

CUSIP No. N33462 107

1.	Names Of Reporting Persons. Melanie Christine Mosing
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,324,735*
	9.	Sole Dispositive Power 9,324,735*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,324,735*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.5%*
14.	Type of Reporting Person (See Instructions) IN

*	Calculated in the manner set forth in Item 5 as if the Preferred Stock converted into Common Stock.

CUSIP No. N33462 107

1.	Names Of Reporting Persons. Michael Frank Mosing
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,928,867*
	9.	Sole Dispositive Power 200*
	10.	Shared Dispositive Power 9,928,667*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,928,867*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.8%*
14.	Type of Reporting Person (See Instructions) IN

*	Calculated in the manner set forth in Item 5 as if the Preferred Stock converted into Common Stock.

CUSIP No. N33462 107

1.	Names Of Reporting Persons. Lori Mosing Thomas
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,224,888*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,224,888*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,224,888*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.4%*
14.	Type of Reporting Person (See Instructions) IN

*	Calculated in the manner set forth in Item 5 as if the Preferred Stock converted into Common Stock.

CUSIP No. N33462 107

1.	Names Of Reporting Persons. Gregory Stanton Mosing
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,918,667*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,918,667*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,918,667*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.8%*
14.	Type of Reporting Person (See Instructions) IN

*	Calculated in the manner set forth in Item 5 as if the Preferred Stock converted into Common Stock.

CUSIP No. N33462 107

1.	Names Of Reporting Persons. Jeffrey Louis Mosing
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,918,667*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,918,667*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,918,667*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.8%*
14.	Type of Reporting Person (See Instructions) IN

*	Calculated in the manner set forth in Item 5 as if the Preferred Stock converted into Common Stock.

CUSIP No. N33462 107

1.	Names Of Reporting Persons. Kendall Garrett Mosing
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Louisiana
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,224,888*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,224,888*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,224,888*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.4%*
14.	Type of Reporting Person (See Instructions) IN

*	Calculated in the manner set forth in Item 5 as if the Preferred Stock converted into Common Stock.

This Amendment No. 1 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D originally filed by the Reporting Persons (as defined below) on August 23, 2013 (the “Schedule 13D”), relating to the shares of common stock, par value €0.01 per share (the “Common Stock”), of Frank’s International N.V., a limited liability company organized under the laws of The Netherlands (the “Issuer”). The Issuer’s principal executive offices are located at Prins Bernhardplein 200, 1097 JB Amsterdam, The Netherlands, and the Issuer’s primary U.S. offices are located at 10260 Westheimer Rd., Suite 700, Houston, Texas 77042. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Schedule 13D. This Amendment amends the Schedule 13D as specifically set forth herein.

Item 1. Security and Issuer

No modification is made to Item 1 of the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is being filed jointly by (i) Mosing Holdings, Inc., a Delaware corporation (“Mosing Holdings”), (ii) Donald Keith Mosing Family Partnership, Ltd., a Texas limited partnership (“DKM PL”), (iii) The Steven Brent Mosing Family, L.L.C., a Louisiana limited liability company (“SBM LLC”), (iv) The Michael Frank Mosing Family, L.L.C., a Louisiana limited liability company (“MFM LLC”), (v) The Kirkland D. Mosing Family, L.L.C., a Louisiana limited liability company (“KDM LLC”), (vi) G. Stanton Investments, LP, a Texas limited partnership (“GSM LP”), (vii) WBM Partnership, LP, a Texas limited partnership (“WBM LP”), (viii) Lori Mosing Thomas Family, L.L.C., a Louisiana limited liability company (“LMT LLC”), (ix) JLM Partners, Ltd., a Texas limited partnership (“JLM Ltd”), (x) The Kendall G. Mosing Family, L.L.C., a Louisiana limited liability company (“KGM LLC”), (xi) Donald Keith Mosing Revocable Trust, a Texas trust (“DKM Trust”), (xii) Stanton GP, LLC, a Texas limited liability company (“SGP LLC”), (xiii) Bradford’s GP, LLC, a Texas limited liability company (“Bradford’s GP”), (xiv) 4401 JM GP, LLC, a Texas limited liability company (“4401 JM GP”), (xv) Miller Ginsoma GP, LLC, a Texas limited liability company (“MG GP”), (xvi) Bryceton G. Thomas Trust, a Louisiana trust (“BGT Trust”), (xvii) Miller Ginsoma Holdings, Ltd., a Texas limited partnership (“MGH Ltd” and, together with Mosing Holdings, DKM PL, SBM LLC, MFM LLC, KDM LLC, GSM LP, WBM LP, LMT LLC, JLM Ltd, KGM LLC, DKM Trust, SGP LLC, Bradford’s GP, 4401 JM GP, MG GP and BGT Trust, the “Entity Filers”), (xviii) Donald Keith Mosing, (xix) Steven Brent Mosing , (xx) Kirkland David Mosing, (xxi) Donald E. Mosing, (xxii) William Bradford Mosing, (xxiii) Melanie Christine Mosing, (xxiv) Michael Frank Mosing, (xxv) Lori Mosing Thomas, (xxvi) Gregory Stanton Mosing, (xxvii) Jeffrey Louis Mosing and (xxviii) Kendall Garrett Mosing (together with Donald Keith Mosing, Steven Brent Mosing, Kirkland David Mosing, Donald E. Mosing, William Bradford Mosing, Melanie Christine Mosing, Michael Frank Mosing, Lori Mosing Thomas, Gregory Stanton Mosing and Jeffrey Louis Mosing, the “Individual Filers”). The Individual Filers together with the Entity Filers are referred to as the “Reporting Persons.”

The Reporting Persons have entered into a Joint Filing Agreement, dated as of November 4, 2015, a copy of which is attached hereto as Exhibit 1.

(b) The address of the principal office of Mosing Holdings is 10260 Westheimer Rd., Houston, Texas 77042. The address of the principal office of DKM PL is 10260 Westheimer, Suite 700, Houston, Texas 77042. The address of the principal office of SBM LLC is 103 Jean Baptiste Drive, Lafayette, Louisiana 70503. The address of the principal office of MFM LLC is 115 Wembley Road, Lafayette, Louisiana 70503. The address of the principal office of KDM LLC is 715 Heart D. Farm Road, Youngsville, Louisiana 70592. The address of the principal office of GSM LP is 308 Sawgrass Lane, Broussard, Louisiana 70518. The address of the principal office of WBM LP is 205 Old Settlement Road, Lafayette, Louisiana 70508. The address of the principal office of LMT LLC is 785 Bocage Lane, Mandeville, Louisiana 70471. The address of the principal office of JLM Ltd is 4401 Island Cove, Austin, Texas 78731. The address of the principal office of KGM LLC is 812 East Bayou Parkway, Lafayette, Louisiana 70508. The address of the principal office of DKM Trust is 10260 Westheimer Rd., Houston, Texas 77042. The address of the principal office of SGP LLC is 308 Sawgrass Lane, Broussard, Louisiana 70518. The address of the principal office of Bradford’s GP is 205 Old Settlement Road, Lafayette, Louisiana 70508. The address of the principal office of 4401 JM GP is 4401 Island Cove, Austin, Texas 78731. The address of the principal office of MG GP is 37 Hewitt, Corpus Christi, Texas 78404. The address of the principal office of BGT Trust is 785 Bocage Lane, Mandeville, Louisiana 70471. The address of the principal office of MGH Ltd is 37 Hewitt, Corpus Christi, Texas 78404.

(c) Information with respect to each of the Individual Filers, including name, business address, citizenship, present principal occupation or employment and the organization in which their employment is conducted is listed on the attached Schedule I, which is incorporated in this Schedule 13D by reference. Information with respect to the executive officers, directors, general partners or members, as applicable, of each of the Entity Filers, including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and citizenship is listed on the attached Schedule II, which is incorporated in this Schedule 13D by reference.

The Entity Filers are entities that were formed by certain members of the Mosing family for purposes of holding ownership in the Frank’s International family of companies.

(d) During the last five years, none of the Reporting Persons nor any executive officer, director, general partner or member, as applicable, of the Entity Filers has been convicted in a criminal proceeding.

(e) During the last five years, none of the Reporting Persons nor any executive officer, director, general partner or member, as applicable, of the Entity Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such law.

(f) Mosing Holdings is an entity properly organized under the laws of the State of Delaware. DKM PL is an entity properly organized under the laws of the State of Texas. SBM LLC is an entity properly organized under the laws of the State of Louisiana. MFM LLC is an entity properly organized under the laws of the State of Louisiana. KDM LLC is an entity properly organized under the laws of the State of Louisiana. GSM LP is an entity properly organized under the laws of the State of Louisiana. WBM LP is an entity properly organized under the laws of the State of Louisiana. LMT LLC is an entity properly organized under the laws of the State of Louisiana. JLM Ltd is an entity properly organized under the laws of the State of Texas. KGM LLC is an entity properly organized under the laws of the State of Louisiana. DKM Trust is an entity properly organized under the laws of the State of Texas. SGP LLC is an entity properly organized under the laws of the State of Texas. Bradford’s GP is an entity properly organized under the laws of the State of Texas. 4401 JM GP is an entity properly organized under the laws of the State of Texas. MG GP is an entity properly organized under the laws of the State of Texas. BGT Trust is an entity properly organized under the laws of the State of Louisiana. MGH Ltd is an entity properly organized under the laws of the State of Texas. Each of the Individual Filers is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following information:

FWW B.V. (“FWW”), a private limited liability company organized and existing under the laws of The Netherlands and a wholly owned subsidiary of Ginsoma Family C.V. (“Ginsoma”), a limited partnership established under the laws of The Netherlands and the ultimate parent entity of Frank’s International N.V. (“FINV”), until recently held 119,024,000 shares of Common Stock. Pursuant to the Statement by All Partners of Ginsoma Family C.V. (the “Statement”) (a copy of which is attached hereto as Exhibit 2), Ginsoma was liquidated and terminated and as a result the shares of Common Stock held by FWW and other receivables of FWW were distributed to all Ginsoma partners.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following information:

The Reporting Persons acquired the Common Units reported herein solely for investment purposes pursuant to the Statement. The Reporting Persons may make additional purchases or other acquisitions or dispositions of Common Units either in the open market or in private transactions depending on the Issuer’s business, prospects and financial condition, the market for the Common Units, general economic conditions, money and stock market conditions and other future developments. The Reporting Persons also intend to participate in and influence the affairs of the Issuer through exercise of their rights to nominate directors to the Issuer’s Supervisory Board of Directors (the “Supervisory Board”) (pursuant to the Voting Agreement and Articles described in Item 6 below) and through their voting rights with respect to all of their shares of Common Stock and Preferred Stock.

Except as set forth in this Item 4, the Reporting Persons do not have any specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) To the best knowledge of the Reporting Persons, as of November 2, 2015, there were 155,130,193 shares of Common Stock outstanding and 52,976,000 shares of Preferred Stock outstanding. By virtue of the Voting Agreement more fully described in Item 6 below, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act of 1934 and, for purposes of qualifying the Issuer as a “controlled company,” pursuant to the rules of the New York Stock Exchange. As a group, the Reporting Persons beneficially own in the aggregate 173,007,594 shares of Common Stock (assuming the conversion of the 52,976,000 shares of Preferred Stock into Common Stock on a one-for-one basis as described in Item 6 below), representing 83.1% of the total outstanding shares of Common Stock on an as-converted basis (or 77.4% if none of the Preferred Stock is converted into Common Stock). Individually, the aggregate number and percentage of class of the Common Stock beneficially owned by the reporting persons include: (i) 52,976,000 shares of Common Stock beneficially owned by Mosing Holdings, representing 25.5% of the outstanding Common Stock, (ii) 10,500,720 shares of Common Stock beneficially owned by DKM PL, representing 5.0% of the outstanding Common Stock, (iii) 9,918,667 shares of Common Stock beneficially owned by SBM LLC, representing 4.8% of the outstanding Common Stock, (iv) 9,918,667 shares of Common Stock beneficially owned by MFM LLC, representing 4.8% of the outstanding Common Stock, (v) 13,224,888 shares of Common Stock beneficially owned by KDM LLC, representing 6.4% of the outstanding Common Stock, (vi) 9,918,667 shares of Common Stock beneficially owned by GSM LP, representing 4.8% of the outstanding Common Stock, (vii) 9,918,667 shares of Common Stock beneficially owned by WBM LP, representing 4.8% of the outstanding Common Stock, (viii) 13,224,888 shares of Common Stock beneficially owned by LMT LLC, representing 6.4% of the outstanding Common Stock, (ix) 9,918,667 shares of Common Stock beneficially owned by JLM Ltd, representing 4.8% of the outstanding Common Stock, (x) 13,224,888 shares of Common Stock beneficially owned by KGM LLC, representing 6.4% of the outstanding Common Stock, (xi) 10,500,720 shares of Common Stock beneficially owned by DKM Trust, representing 5.0% of the outstanding Common Stock, (xii) 9,918,667 shares of Common Stock beneficially owned by SGP LLC, representing 4.8% of the outstanding Common Stock, (xiii) 9,918,667 shares of Common Stock beneficially owned by Bradford’s GP, representing 4.8% of the outstanding Common Stock, (xiv) 9,918,667 shares of Common Stock beneficially owned by 4401 JM GP, representing 4.8% of the outstanding Common Stock, (xv) 9,918,667 shares of Common Stock beneficially owned by MG GP, representing 4.8% of the outstanding Common Stock, (xvi) 13,224,888 shares of Common Stock beneficially owned by BGT Trust, representing 6.4% of the outstanding Common Stock, (xvii) 9,918,667 shares of Common Stock beneficially owned by MGH Ltd, representing 4.8% of the outstanding Common Stock, (xviii) 173,007,594 shares of Common Stock beneficially owned by Donald Keith Mosing, representing 83.1% of the outstanding Common Stock, (xix) 62,895,511 shares of Common Stock beneficially owned by Steven Brent Mosing, representing 30.2% of the outstanding Common Stock, (xx) 62,216,930 shares of Common Stock beneficially owned by Kirkland David Mosing, representing 31.8% of the outstanding Common Stock, (xxi) 50,000 shares of Common Stock beneficially owned by Donald E. Mosing, representing less than 1% of the outstanding Common Stock, (xxii) 9,928,667 shares of Common Stock beneficially owned by William Bradford Mosing, representing 4.8% of the outstanding Common Stock, (xxiii) 9,324,735 shares of Common Stock beneficially owned by Melanie Christine Mosing, representing 4.5% of the outstanding Common Stock, (xxiv) 9,928,867 shares of Common Stock beneficially owned by Michael Frank Mosing, representing 4.8% of the outstanding Common Stock, (xxv) 13,224,888 shares of Common Stock beneficially owned by Lori Mosing Thomas, representing 6.4% of the outstanding Common Stock, (xxvi) 9,918,667 shares of Common Stock beneficially owned by Gregory Stanton Mosing, representing 4.8% of the outstanding Common Stock, (xxvii) 9,918,667 shares of Common Stock beneficially owned by Jeffrey Louis Mosing, representing 4.8% of the outstanding Common Stock and (xxviii) 13,224,888 shares of Common Stock beneficially owned by Kendall Garrett Mosing, representing 6.4% of the outstanding Common Stock.

The 64,409,107 shares of Common Stock listed above as beneficially owned by Donald Keith Mosing includes 50,000 shares of Common Stock held indirectly through his spouse and 66,048 shares of Common Stock held indirectly through his children. Donald Keith Mosing disclaims beneficial ownership of these 116,048 shares of Common Stock. The 66,216,930 shares of Common Stock listed above as beneficially owned by Kirkland David Mosing includes 15,000 shares of Common Stock held indirectly through his spouse. Kirkland David Mosing disclaims beneficial ownership of these 15,000 shares of Common Stock. The 9,928,867 shares of Common Stock listed above as beneficially owned by Michael Frank Mosing includes 10,000 shares of Common Stock held indirectly through his spouse. Michael Frank Mosing disclaims beneficial ownership of these 10,000 shares of Common Stock.

(b) Mosing Holdings does not have sole voting power or sole dispositive power over any shares of Common Stock and has shared voting power and shared dispositive power over 52,976,000 shares of Common Stock (assuming conversion). DKM PL does not have sole voting power or sole dispositive power over any shares of Common Stock and has shared voting power and shared dispositive power over 10,500,720 shares of Common Stock. SBM LLC does not have sole voting power or sole dispositive power over any shares of Common Stock and has shared voting power and shared dispositive power over 9,918,667 shares of Common Stock. MFM LLC does not have sole voting power or sole dispositive power over any shares of Common Stock and has shared voting power and shared dispositive power over 9,918,667 shares of Common Stock. KDM LLC does not have sole voting power or sole dispositive power over any shares of Common Stock and has shared voting power and shared dispositive power over 13,224,888 shares of Common Stock. GSM LP does not have sole voting power or sole dispositive power over any shares of Common Stock and has shared voting power and shared dispositive power over 9,918,667 shares of Common Stock. WBM LP does not have sole voting power or sole dispositive power over any shares of Common Stock and has shared voting power and shared dispositive power over 9,918,667 shares of Common Stock. LMT LLC does not have sole voting power or sole dispositive power over any shares of Common Stock and has shared voting power and shared dispositive power over 13,224,888 shares of Common Stock. JLM Ltd does not have sole voting power or sole dispositive power over any shares of Common Stock and has shared voting power and shared dispositive power over 9,918,667 shares of Common Stock. KGM LLC does not have sole voting power or sole dispositive power over any shares of Common Stock and has shared voting power and shared dispositive power over 13,224,888 shares of Common Stock. DKM Trust does not have sole voting power or sole dispositive power over any shares of Common Stock and has shared voting power and shared dispositive power over 10,500,720 shares of Common Stock. SGP LLC does not have sole voting power or sole dispositive power over any shares of Common Stock and has shared voting power and shared dispositive power over 9,918,667 shares of Common Stock. Bradford’s GP does not have sole voting power or sole dispositive power over any shares of Common Stock and has shared voting power and shared dispositive power over 9,918,667 shares of Common Stock. 4401 JM GP does not have sole voting power or sole dispositive power over any shares of Common Stock and has shared voting power and shared dispositive power over 9,918,667 shares of Common Stock. MG GP does not have sole voting power or sole dispositive power over any shares of Common Stock and has shared voting power and shared dispositive power over 9,918,667 shares of Common Stock. BGT Trust does not have sole voting power or sole dispositive power over any shares of Common Stock and has shared voting power and shared dispositive power over 13,224,888 shares of Common Stock. MGH Ltd does not have sole voting power or sole dispositive power over any shares of Common Stock and has shared voting power and shared dispositive power over 9,918,667 shares of Common Stock. Donald Keith Mosing does not have sole voting power over any shares of Common Stock and has shared voting power over 173,007,594 shares of Common Stock, sole dispositive power over 816,339 shares of Common Stock and shared dispositive power over 63,592,768 shares of Common Stock. Steven Brent Mosing does not have sole voting power over any shares of Common Stock and has shared voting power over 62,895,511 shares of Common Stock, sole dispositive power over 844 shares of Common Stock and shared dispositive power over 62,894,667 shares of Common Stock. Kirkland D. Mosing does not have sole voting power over any shares of Common Stock and has shared voting power over 66,216,930 shares of Common Stock, sole dispositive power over 1,042 shares of Common Stock and shared dispositive power over 66,215,888 shares of Common Stock. Donald E. Mosing does not have sole voting power or shared dispositive power over any shares of Common Stock and has shared voting power and sole dispositive power over 50,000 shares of Common Stock. William Bradford Mosing does not have sole voting power over any shares of Common Stock and has shared voting power over 9,928,667 shares of Common Stock, sole dispositive power over 10,000 shares of Common Stock and shared dispositive power over 9,918,667 shares of Common Stock. Melanie Christine Mosing does not have sole voting power or shared dispositive power over any shares of Common Stock and has shared voting power and sole dispositive power over 9,324,735 shares of Common Stock. Michael Frank Mosing does not have sole voting power over any shares of Common Stock and has shared voting power over 9,928,867 shares of Common Stock, sole dispositive power over 200 shares of Common Stock and shared dispositive power over 9,928,667 shares of Common Stock. Lori Mosing Thomas does not have sole voting power or sole dispositive power over any shares of Common Stock and has shared voting power and shared dispositive power over 13,224,888 shares of Common Stock. Gregory Stanton Mosing does not have sole voting power or sole dispositive power over any shares of Common Stock and has shared voting power and shared dispositive power over 9,918,667 shares of Common Stock. Jeffrey Louis Mosing does not have sole voting power or sole dispositive power over any shares of Common Stock and has shared voting power and shared dispositive power over 9,918,667 shares of Common Stock. Kendall Garrett Mosing does not have sole voting power or sole dispositive power over any shares of Common Stock and has shared voting power and shared dispositive power over 13,224,888 shares of Common Stock.

(c) On October 30, 2015, in connection with the dissolution of Ginsoma, the 119,024,000 shares of Common Stock held by FWW were distributed to certain of the Reporting Persons. Distributions of the 119,024,000 shares of Common Stock held by FWW were as follows: KDM LLC received 13,224,888 shares of Common Stock; KGM LLC received 13,224,888 shares of Common Stock; LMT LLC received 13,224,888 shares of Common Stock; DKM PL received 10,500,720 shares of Common Stock; GSM LP received 9,918,667 shares of Common Stock; JLM Ltd received 9,918,667 shares of Common Stock; MFM LLC received 9,918,667 shares of Common Stock; MGH Ltd received 9,918,667 shares of Common Stock; SBM LP received 9,918,667 shares of Common Stock; WBM LP received 9,918,667 shares of Common Stock; Melanie Christine Mosing received 9,324,735 shares of Common Stock; and Donald Keith Mosing received 11,879 shares of Common Stock.

(d) For certain disclaimers of beneficial ownership, see Item 5(a) above. Except as listed in Item 5(a), to the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

JOINT FILING AGREEMENT

A Joint Filing Agreement, dated November 4, 2015, by and among the Individual Filers and the Entity Filers, has been executed, a copy of which is attached hereto as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

STATEMENT BY ALL PARTNERS OF GINSOMA FAMILY C.V.

A Statement by All Partners of Ginsoma Family C.V., dated October 30, 2015, has been executed, a copy of which is attached hereto as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

AMENDED AND RESTATED ARTICLES OF ASSOCIATION

The Issuer has adopted Amended and Restated Articles of Association (the “Articles”). Under the Articles, the Issuer’s Supervisory Board will consist of no more than nine individuals, and the Mosing family will have the right to bindingly recommend one director for nomination to the Supervisory Board for each 10% of the outstanding Common Stock and Preferred Stock they collectively beneficially own, up to a maximum of five directors. The Articles are filed as Exhibit 3 to this Schedule 13D and are incorporated herein by reference. This summary of the Articles is qualified in its entirety by reference to the text of Exhibit 3 hereto.

FICV PARTNERSHIP AGREEMENT

Pursuant to the Issuer’s Articles and the Limited Partnership Agreement of Frank’s International C.V., a limited partnership organized under the laws of The Netherlands (the “FICV Partnership Agreement”), Mosing Holdings (or its permitted transferees) has the right to convert all or a portion of its Preferred Stock into the Issuer’s Common Stock at any time by delivery to the Issuer of an equivalent number of FICV Portions, which portions are equal to the holder’s total limited partnership interest in FICV divided by the total number of issued and outstanding shares of the Issuer’s Preferred Stock (each such portion being referred to as an “FICV Portion”). In connection with such conversion, Mosing Holdings or its permitted transferees are entitled to receive an amount of cash equal to the par value of each share of Preferred Stock so converted plus any accrued but unpaid dividends thereon. The above mechanism is subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. The FICV Partnership Agreement is filed as Exhibit 4 to this Schedule 13D and is incorporated herein by reference. This summary of the FICV Partnership Agreement is qualified in its entirety by reference to the text of Exhibit 4 hereto.

VOTING AGREEMENT

The Individual Filers and the Entity Filers are parties to a voting agreement (the “Voting Agreement”) pursuant to which each party has agreed to vote all of their shares of Common Stock and Preferred Stock for the election of directors in the manner specified by a designated shareholder representative, which initially is Donald Keith Mosing, the Issuer’s President and Chief Executive officer. The Voting Agreement is filed as Exhibit 5 to this Schedule 13D and is incorporated herein by reference. This summary of the Voting Agreement is qualified in its entirety by reference to the text of Exhibit 5 hereto.

GLOBAL TRANSACTION AGREEMENT

Pursuant to the Global Transaction Agreement, Mosing Holdings contributed all of the outstanding membership interests in each of its wholly owned subsidiaries, which consist of Frank’s International, LLC, Frank’s Casing Crew & Rental Tools, LLC and Frank’s Tong Service, LLC, in exchange for 52,976,000 shares of Preferred Stock. The Global Transaction Agreement is filed as Exhibit 6 to this Schedule 13D and is incorporated herein by reference. This summary of the Global Transaction Agreement is qualified in its entirety by reference to the text of Exhibit 6 hereto.

REGISTRATION RIGHTS AGREEMENT

Mosing Holdings and FWW and certain of their transferees entered into a registration rights agreement (the “Registration Rights Agreement”) with the Issuer. The Registration Rights Agreement covers all 52,976,000 shares of Preferred Stock owned by Mosing Holdings and 119,024,000 shares of Common Stock owned by FWW. Pursuant to the Registration Rights Agreement, the parties to the agreement may cause the Issuer to register their shares of Common Stock under the Securities Act of 1933, as amended, and to maintain an effective shelf registration statement with respect to such shares. The Registration Rights Agreement is filed as Exhibit 7 to this Schedule 13D and is incorporated herein by reference. The summary of the Registration Rights Agreement is qualified in its entirety by reference to the text of Exhibit 7 hereto.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description of Exhibit

Exhibit 1	Joint Filing Agreement for Schedule 13D (filed herewith)

Exhibit 2	Statement by All Partners of Ginsoma Family C.V. (filed herewith)

Exhibit 3	Deed of Amendment to the Articles of Association of Frank’s International N.V., dated May 14, 2014 (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K on May 16, 2014 (File No. 001-36053) and incorporated herein by reference)

Exhibit 4	Amendment No. 7 to the Limited Partnership Agreement of Frank’s International C.V., dated as of December 31, 2014 (filed as Exhibit 10.39 to the Issuer’s Annual Report on Form 10-K on March 6, 2015 (File No. 001-36053) and incorporated herein by reference)

Exhibit 5	Voting Agreement, dated as of July 22, 2013, by and among Ginsoma Family C.V., FWW B.V., Mosing Holdings, Inc., and certain other parties thereto. (filed as Exhibit 10.12 to Amendment No. 3 to the Company’s Registration Statement on Form S-1 on July 24, 2013 (File No. 333-188536), and incorporated herein by reference)

Exhibit 6	Global Transaction Agreement, dated as of July 22, 2013, between Frank’s International N.V. and Mosing Holdings, Inc. (filed as Exhibit 10.11 to Amendment No. 3 to the Company’s Registration Statement on Form S-1 on July 24, 2013 (File No. 333-188536), and incorporated herein by reference)

Exhibit 7	Registration Rights Agreement, dated August 14, 2013, by and among Frank’s International N.V., Mosing Holdings, Inc. and FWW B.V. (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K on August 19, 2013 (File No. 001-36053) and incorporated herein by reference)

Exhibit 8.1	Power of Attorney for D. Keith Mosing (filed as Exhibit 24 to Mr. Mosing’s Form 4 filed on August 11, 2015 (File No. 001-36053) and incorporated herein by reference)

Exhibit 8.2	Power of Attorney for Steven B. Mosing (filed as Exhibit 24 to Mr. Mosing’s Form 4 filed on August 5, 2015 (File No. 001-36053) and incorporated herein by reference)

Exhibit 8.3	Power of Attorney for Kirkland D. Mosing (filed as Exhibit 24 to Mr. Mosing’s Form 4 filed on August 5, 2015 (File No. 001-36053) and incorporated herein by reference)

Exhibit 8.4	Power of Attorney for Michael Frank Mosing (filed as Exhibit 24 to D. Keith Mosing’s Form 3 filed on September 3, 2014 (File No. 001-36053) and incorporated herein by reference)

Exhibits 8.5–8.29	Powers of Attorney for certain of the filers herewith

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Mosing Holdings, Inc.
By: /s/ Mosing Holdings, Inc., by Joshua K. Hancock	11/4/2015
as attorney-in-fact

Donald Keith Mosing Family Partnership, Ltd.
/s/ Donald Keith Mosing Family Partnership, Ltd., by Joshua K. Hancock	11/4/2015
as attorney-in-fact

The Steven Brent Mosing Family, L.L.C.
/s/ The Steven Brent Mosing Family, L.L.C., by Joshua K. Hancock	11/4/2015
as attorney-in-fact

The Michael Frank Mosing Family, L.L.C.
/s/ The Michael Frank Mosing Family, L.L.C., by Joshua K. Hancock	11/4/2015
as attorney-in-fact

The Kirkland D. Mosing Family, L.L.C.
/s/ The Kirkland D. Mosing Family, L.L.C., by Joshua K. Hancock	11/4/2015
as attorney-in-fact

G. Stanton Investments, LP
/s/ G. Stanton Investments, LP, by Joshua K. Hancock	11/4/2015
as attorney-in-fact

WBM Partnership, LP
/s/ WBM Partnership, LP, by Joshua K. Hancock	11/4/2015
as attorney-in-fact

Lori Mosing Thomas Family, L.L.C.
/s/ Lori Mosing Thomas Family, L.L.C., by Joshua K. Hancock	11/4/2015
as attorney-in-fact

JLM Partners, Ltd.
/s/ JLM Partners, Ltd., by Joshua K. Hancock	11/4/2015
as attorney-in-fact

The Kendall G. Mosing Family, L.L.C.
/s/ The Kendall G. Mosing Family, L.L.C., by Joshua K. Hancock	11/4/2015
as attorney-in-fact

Miller Ginsoma Holdings, Ltd.
/s/ Miller Ginsoma Holdings, Ltd., by Joshua K. Hancock	11/4/2015
as attorney-in-fact

Donald Keith Mosing Revocable Trust
/s/ Donald Keith Mosing Revocable Trust, by Joshua K. Hancock	11/4/2015
as attorney-in-fact

Stanton GP, LLC
/s/ Stanton GP, LLC, by Joshua K. Hancock	11/4/2015
as attorney-in-fact

Bradford’s GP, LLC
/s/ Bradford’s GP, LLC, by Joshua K. Hancock	11/4/2015
as attorney-in-fact

Bryceton G. Thomas Trust
/s/ Bryceton G. Thomas Trust, by Joshua K. Hancock	11/4/2015
as attorney-in-fact

4401 JM GP, LLC
/s/ 4401 JM GP, LLC, by Joshua K. Hancock	11/4/2015
as attorney-in-fact

Miller Ginsoma GP, LLC
/s/ Miller Ginsoma GP, LLC, by Joshua K. Hancock	11/4/2015
as attorney-in-fact

/s/ Donald Keith Mosing, by Joshua K. Hancock as attorney-in-fact	11/4/2015

/s/ Donald E. Mosing, by Joshua K. Hancock as attorney-in-fact	11/4/2015

/s/ Steven Brent Mosing, by Joshua K. Hancock as attorney-in-fact	11/4/2015

/s/ Kirkland David Mosing, by Joshua K. Hancock as attorney-in-fact	11/4/2015

/s/ William Bradford Mosing, by Joshua K. Hancock as attorney-in-fact	11/4/2015

/s/ Melanie Christine Mosing, by Joshua K. Hancock as attorney-in-fact	11/4/2015

/s/ Michael Frank Mosing, by Joshua K. Hancock as attorney-in-fact	11/4/2015

/s/ Gregory Stanton Mosing, by Joshua K. Hancock
as attorney-in-fact	11/4/2015

/s/ Lori Mosing Thomas, by Joshua K. Hancock as attorney-in-fact	11/4/2015

/s/ Jeffrey Louis Mosing, by Joshua K. Hancock as attorney-in-fact	11/4/2015

/s/ Sharon M. Miller, by Joshua K. Hancock as attorney-in-fact	11/4/2015

/s/ Kendall Garrett Mosing, by Joshua K. Hancock as attorney-in-fact	11/4/2015

SCHEDULE I

The name and present principal occupation or employment of each Individual Filer is set forth below. The business address of each such person is 10260 Westheimer Rd., Houston, Texas 77042. Each such person is a citizen of the United States and does not have any other principal occupation (outside of similar positions held with respect to other entities directly or indirectly managed or advised by the Issuer or the Entity Filers).

Name	Present Principal Occupation or Employment
Donald Keith Mosing	Executive Chairman of the Issuer
Steven Brent Mosing	Supervisory Director of the Issuer
Kirkland D. Mosing	Supervisory Director of the Issuer
Donald E. Mosing	Chairman Emeritus & Technical Advisor to the Board of Mosing Holdings, Inc.
William Bradford Mosing	Retired
Melanie Christine Mosing	Retired
Michael Frank Mosing	Retired
Gregory Stanton Mosing	Retired
Jeffrey Louis Mosing	Retired
Kendall Garrett Mosing	Retired
Lori Mosing Thomas	Retired
Sharon M. Miller	Retired

SCHEDULE II

The name and business address of each of the executive officers, directors, general partners or members, as applicable, of the Entity Filers are set forth below. The present principal occupation or employment of each of the executive officers, directors, general partners or members, as applicable, of the Entity Filers are also set forth below (outside of similar positions held with respect to other entities directly or indirectly managed or advised by the Issuer or the Entity Filers).

Mosing Holdings, Inc.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Donald Keith Mosing	Chairman, President and Chief Executive Officer	(1)	United States
Steven Brent Mosing	Director	(1)	United States
Kirkland David Mosing	Director	(1)	United States
Donald E. Mosing	Chairman Emeritus & Technical Advisor to the Board	(1)	United States

Donald Keith Mosing Family Partnership, Ltd.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Donald Keith Mosing Revocable Trust	General Partner	(1)	Texas
Donald Keith Mosing	General Partner and Trustee of Trust/General Partner	(1)	United States

The Steven Brent Mosing Family, L.L.C.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Steven Brent Mosing	Sole Manager	(1)	United States

The Michael Frank Mosing Family, L.L.C.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Michael Frank Mosing	Sole Manager	(1)	United States

The Kirkland D. Mosing Family, L.L.C.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Kirkland David Mosing	Sole Manager	(1)	United States

G. Stanton Investments, LP

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Stanton GP, LLC	General Partner	(1)	Texas
Gregory Stanton Mosing	Managing Member of General Partner	(1)	United States

WBM Partnership, LP

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Bradford’s GP, LLC	General Partner	(1)	Texas
William Bradford Mosing	Managing Member of General Partner	(1)	United States

Lori Mosing Thomas Family, L.L.C.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Bryceton G. Thomas Trust	Member/50% Owner	(1)	Louisiana
Kirkland David Mosing	Trustee of Bryceton G. Thomas Trust	(1)	United States
Lori Mosing Thomas	Member/50% Owner	(1)	United States

JLM Partners, Ltd.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
4401 JM GP, LLC	General Partner	(1)	Texas
Jeffrey Louis Mosing	Managing Member of General Partner	(1)	United States

The Kendall G. Mosing Family, L.L.C.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Kendall Garrett Mosing	Sole Manager	(1)	United States

Miller Ginsoma Holdings, Ltd.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Miller Ginsoma GP, LLC	General Partner	(1)	Texas
Sharon M. Miller	Managing Member	(1)	United States

(1)	10260 Westheimer Rd., Houston, Texas 77042.